UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

San Mateo, California

May 25, 2018

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	December 31,
(in thousands)	2017	2016
Assets
Cash	$11,963	$7,526
Investments, at fair value	14,566,634	12,131,400
Investments, at contract value	763,692	767,063
Receivables:
Notes receivable from participants	86,132	90,469
Participant contributions	12,397	13,696
Employer contributions	4,338	4,774
Other receivables	6,218	3,882

Total receivables	109,085	112,821

Total assets	15,451,374	13,018,810

Liabilities
Excess deferrals due to participants	257	202
Other liabilities	6,784	3,145

Total liabilities	7,041	3,347

Net assets available for benefits	$15,444,333	$13,015,463

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

(in thousands)
Additions
Interest, dividends and other income	$223,321
Net appreciation in fair values of investments	2,385,940

Total investment gains, net	2,609,261

Contributions:
Participants	600,384
Employer	155,065
Rollovers	130,087

Total contributions	885,536

Total additions, net	3,494,797

Deductions
Benefits paid to participants	1,065,407
Administrative expenses	520

Total deductions	1,065,927

Net increase	2,428,870
Net assets available for benefits at beginning of year	13,015,463

Net assets available for benefits at end of year	$15,444,333

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $18,000 of salary deferrals for the year ended December 31, 2017 ($24,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 15% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2017, Oracle used $7,700,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2017 and 2016 were $822,000 and $681,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participants’ accounts. Oracle, at its discretion, may also choose to utilize available revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) or forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2017 and 2016. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2017 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

common stock and the cash investments held by the Fund. At December 31, 2017, 2,313,067 units were outstanding with a value of $360.56 per unit. At December 31, 2016, 2,451,197 units were outstanding with a value of $289.03 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2017, net appreciation in fair values of investments totaled $2.4 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2017			December 31, 2016
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$208,606	$—	$208,606	$223,396	$—	$223,396
Oracle Corporation and other common stock	1,729,843	—	1,729,843	1,537,625	—	1,537,625
Mutual funds	2,921,731	—	2,921,731	4,732,217	—	4,732,217
Corporate securities and others	17,287	4,067	21,354	7,762	7,880	15,642

Total investments measured at fair value	$4,877,467	$4,067	$4,881,534	$6,501,000	$7,880	$6,508,880

Common/collective trust funds measured at net asset value			9,685,100			5,622,520

Total investments			$14,566,634			$12,131,400

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2017 and 2016 are included in Note 4 below. Redemption for common collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

4. Composition and Valuation of Certain Plan Investments

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2017 and 2016 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Pricing and Cash Management Services, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair value of the underlying investments is generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2017 and 2016. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2017 and 2016, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds in the Plan’s name for the sole benefit of Plan participants, security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security-backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2017 and 2016, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

The following table provides the disaggregation of contract value between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2017	2016
Security-backed investment contracts	$675,005	$677,789
Separate account guaranteed investment contracts	88,687	89,274

Total investment contracts	$763,692	$767,063

5. Income Tax Status

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2017, the Plan made purchases of approximately $41,565,000 and sales of approximately $60,898,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distribution, of approximately $16,402,000 during the year ended December 31, 2017.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2017.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2017	2016
Net assets available for benefits per the financial statements	$15,444,333	$13,015,463
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	(388)	695
Amounts allocated to withdrawing participants and other	(1,190)	(1,285)

Net assets available for benefits per the Form 5500	$15,442,755	$13,014,873

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	Year Ended December 31,
(in thousands)	2017	2016
Net increase in net assets available for benefits per the financial statements	$2,428,870	$1,025,320
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(1,083)	(2,301)
Net change in amounts allocated to withdrawing participants and other	95	(92)

Net income per the Form 5500	$2,427,882	$1,022,927

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2017

The fair value adjustment for certain Galliard Stable Value Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2017 included approximately $257,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2018 through April 2018 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2017, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2017.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	9,840,028 shares	$455,790
	Dodge & Cox Stock Fund	4,448,281 shares	905,714
*	Fidelity Balanced Fund—Class K	21,179,933 shares	502,600
*	Fidelity Worldwide Fund	8,399,124 shares	221,821
	Lazard Emerging Markets Equity Fund Class Institutional	13,822,877 shares	276,734
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,076,453 shares	9,419

			2,372,078
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	811,045

	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	17,498,692 shares	827,338
*	Fidelity Institutional Money Market Fund	6,628,309 shares	6,628

	Separately-managed Account Fund Investments:

	Artisan International Separate Account—
	Depository Receipts
	Alibaba Group Holding Ltd	35,294 shares	6,086
	Ambev SA	83,972 shares	542
	Grifols SA	65,050 shares	1,491
	NetEase, Inc.	7,667 shares	2,646
	Sociedad Quimica y Minera de Chile SA	3,754 shares	223
	Common Stock
	AIA Group Ltd	618,278 shares	5,274
	Airbus SE	28,714 shares	2,860
	Akzo Nobel NV	23,063 shares	2,021
	Allianz SE	30,308 shares	6,964
	Amadeus IT Group SA	5,246 shares	378
	Amazon.com, Inc	2,774 shares	3,244
	Aon plc	27,032 shares	3,622
	ASML Holding NV	15,989 shares	2,785
	Assicurazioni Generali S.p.A.	182,292 shares	3,325
	BAE Systems plc	235,208 shares	1,820
	Bank Rakyat Indonesia Persero Tbk PT	4,717,500 shares	1,266
	Beiersdorf AG	30,290 shares	3,558
	BNP Paribas SA	7,513 shares	561
	Calbee Inc	59,500 shares	1,935
	Canadian Pacific Railway Ltd	26,584 shares	4,858
	China Literature Ltd	1,232 shares	13
	Coca-Cola European Partners plc	116,116 shares	4,627
	ConvaTec Group plc	736,851 shares	2,044
	Credit Suisse Group AG	20,997 shares	375
	Deutsche Boerse AG	80,679 shares	9,370
	Deutsche Post AG	97,909 shares	4,670
	Deutsche Telekom AG	117,861 shares	2,092
	Eiffage SA	21,694 shares	2,378
	Experian plc	90,390 shares	1,997
	FANUC Corp	8,300 shares	1,993

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Ferguson plc	45,336 shares	3,263
	Genmab A/S	1,198 shares	199
	Glencore plc	682,665 shares	3,595
	Grifols SA	33,458 shares	981
	Idorsia Ltd	9,313 shares	243
	ING Groep NV	359,337 shares	6,607
	Intesa Sanpaolo S.p.A.	1,019,215 shares	3,387
	Japan Tobacco Inc	135,416 shares	4,364
	LG Household & Health Care Ltd	794 shares	885
	Liberty Global plc—Class A	39,509 shares	1,416
	Liberty Global plc—Class C	78,426 shares	2,654
	Linde AG	39,892 shares	9,317
	London Stock Exchange Group plc	27,680 shares	1,418
	Medtronic plc	58,696 shares	4,740
	Mitsubishi UFJ Financial Group Inc	260,800 shares	1,913
	MMC Norilsk Nickel PJSC	115,139 shares	2,158
	Naspers Ltd	4,483 shares	1,250
	Nestle SA	71,294 shares	6,131
	Nintendo Co Ltd	12,200 shares	4,460
	NTT DOCOMO Inc	27,241 shares	643
	Ping An Insurance Group Co of China Ltd	265,000 shares	2,759
	Prudential plc	120,941 shares	3,112
	Rohm Co Ltd	17,400 shares	1,927
	Samsung Electronics Co Ltd	3,576 shares	4,284
	SAP SE	15,804 shares	1,772
	Schlumberger Ltd	25,184 shares	1,697
	Schneider Electric SE	23,615 shares	2,008
	Sumitomo Metal Mining Co Ltd	59,634 shares	2,740
	Tencent Holdings Ltd	35,800 shares	1,860
	UniCredit S.p.A.	103,053 shares	1,926
	WABCO Holdings Inc	13,088 shares	1,878
	Wirecard AG	60,451 shares	6,751
	Participating Certificate
	Ryanair Holdings plc	271,139 shares	4,896
	Preferred Stock
	Henkel AG & Co KGaA	19,057 shares	2,523

			184,775
	Galliard Stable Value Fund—
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	9,661,897 shares	254,118
	Wells Fargo Fixed Income Fund E	1,687,221 shares	40,795
	Wells Fargo Fixed Income Fund F	22,212,101 shares	312,984
	Wells Fargo Fixed Income Fund N	5,536,259 shares	66,719
	Wells Fargo Stable Value Fund W	421,975 shares	23,024
	MetLife Insurance Company Separate Account	858,685 shares	88,687
*	Fidelity Institutional Money Market Government Portfolio	11,666,992 shares	11,667

			797,994

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	US Small Mid Cap Value Fund—
	Registered Investment Companies
	DFA US Targeted Value I	9,169,895 shares	228,239
	Common Stock
	ABM Industries Incorporated	17,871 shares	674
	ACCO Brands Corporation	121,418 shares	1,481
	AECOM	46,689 shares	1,735
	Aegion Corporation	24,888 shares	633
	The AES Corporation	87,615 shares	949
	AGNC Investment Corp.	34,045 shares	687
	Air Lease Corporation	74,058 shares	3,562
	Alaska Air Group, Inc.	19,393 shares	1,426
	Alleghany Corporation	1,782 shares	1,062
	Ally Financial Inc.	60,465 shares	1,763
	AMC Networks Inc.	25,694 shares	1,390
	Amdocs Limited	26,279 shares	1,721
	Anworth Mortgage Asset Corporation	76,268 shares	415
	Ares Capital Corporation	87,430 shares	1,375
	Ares Commercial Real Estate Corporation	97,752 shares	1,261
	Arrow Electronics, Inc.	41,564 shares	3,342
	Aspen Insurance Holdings Limited	15,161 shares	616
	Assurant, Inc.	6,139 shares	619
	Assured Guaranty Ltd.	37,913 shares	1,284
	Athene Holding Ltd.	11,644 shares	602
	Avnet, Inc.	26,055 shares	1,032
	AXIS Capital Holdings Limited	9,665 shares	486
	BankUnited, Inc.	52,606 shares	2,142
	Belden Inc.	20,330 shares	1,569
	Berry Global Group, Inc.	36,307 shares	2,130
	Blackstone Mortgage Trust, Inc.	18,487 shares	595
	BMC Stock Holdings, Inc.	70,266 shares	1,778
	Booz Allen Hamilton Holding Corporation	17,461 shares	666
	Brooks Automation, Inc.	47,869 shares	1,142
	Cabot Corporation	10,120 shares	623
	Cambrex Corporation	31,778 shares	1,526
	Carlisle Companies Incorporated	6,046 shares	687
	CDW Corporation	39,178 shares	2,723
	Chatham Lodging Trust	30,048 shares	684
	Chemed Corporation	6,373 shares	1,549
	Ciena Corporation	54,927 shares	1,150
	Coherent, Inc.	13,468 shares	3,801
	Colony NorthStar, Inc.	103,228 shares	1,178
	Columbia Banking System, Inc.	13,222 shares	575
	CommScope Holding Company, Inc.	39,835 shares	1,507
	Convergys Corporation	40,214 shares	945
	Cooper Tire & Rubber Company	19,106 shares	675
	Crown Holdings, Inc.	10,290 shares	579
	Curtiss-Wright Corporation	5,940 shares	724
	CYS Investments, Inc.	232,942 shares	1,871
	Diamondback Energy, Inc.	22,943 shares	2,897
	Dick’s Sporting Goods, Inc.	24,832 shares	714

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Dril-Quip, Inc.	8,322 shares	397
	E*TRADE Financial Corporation	44,494 shares	2,206
	East West Bancorp, Inc.	38,301 shares	2,330
	Energizer Holdings, Inc.	14,859 shares	713
	EnerSys	27,010 shares	1,881
	Engility Holdings, Inc.	26,502 shares	752
	Envision Healthcare Corporation	33,894 shares	1,171
	EQT Corporation	26,523 shares	1,510
	Essent Group Ltd.	46,028 shares	1,999
	Everest Re Group, Ltd.	6,849 shares	1,516
	Extraction Oil & Gas, Inc.	82,460 shares	1,180
	FCB Financial Holdings, Inc.	18,777 shares	954
	Ferro Corporation	38,196 shares	901
	Ferroglobe plc	81,474 shares	1,320
	Fidelity National Financial, Inc.	15,828 shares	621
	First Citizens BancShares, Inc.	2,729 shares	1,100
	First Merchants Corporation	23,713 shares	998
	First Midwest Bancorp, Inc.	25,090 shares	603
	FirstCash, Inc.	32,986 shares	2,225
	Flex Ltd.	121,632 shares	2,188
	Foot Locker, Inc.	19,569 shares	917
	Forum Energy Technologies, Inc.	43,788 shares	681
	Fresh Del Monte Produce Inc.	18,902 shares	901
	FTI Consulting, Inc.	26,899 shares	1,156
	Gardner Denver Holdings, Inc.	45,019 shares	1,528
	Granite Construction Incorporated	10,683 shares	678
	Granite Point Mortgage Trust Inc.	25,836 shares	458
	Graphic Packaging Holding Company	186,733 shares	2,885
	Group 1 Automotive, Inc.	8,479 shares	602
	Gulfport Energy Corporation	61,995 shares	791
	Hanmi Financial Corporation	26,565 shares	806
	The Hanover Insurance Group, Inc.	10,780 shares	1,165
	Hillenbrand, Inc.	16,053 shares	718
	Huntington Ingalls Industries, Inc.	2,547 shares	600
	Huron Consulting Group Inc.	24,337 shares	985
	ICON Public Limited Company	17,894 shares	2,007
	INC Research Holdings, Inc.	32,539 shares	1,419
	Infinity Property and Casualty Corporation	6,032 shares	639
	Insight Enterprises, Inc.	17,106 shares	655
	Integra LifeSciences Holdings Corporation	12,739 shares	610
	Jagged Peak Energy Inc.	99,063 shares	1,563
	Jazz Pharmaceuticals plc	8,234 shares	1,109
	Jones Lang LaSalle Incorporated	9,402 shares	1,400
	KAR Auction Services, Inc.	41,134 shares	2,078
	Kosmos Energy Ltd.	122,963 shares	842
	La-Z-Boy Incorporated	44,420 shares	1,386
	LCI Industries	18,238 shares	2,371
	Leucadia National Corporation	69,982 shares	1,854
	LifePoint Health, Inc.	28,735 shares	1,431
	Lions Gate Entertainment Corp.	17,883 shares	568
	Lithia Motors, Inc.	18,917 shares	2,149

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Maiden Holdings, Ltd.	304,956 shares	2,013
	ManpowerGroup Inc.	6,426 shares	810
	Marvell Technology Group Ltd.	90,240 shares	1,938
	MAXIMUS, Inc.	9,057 shares	648
	MFA Financial, Inc.	210,711 shares	1,669
	Minerals Technologies Inc.	26,080 shares	1,796
	MTGE Investment Corp.	25,618 shares	474
	National General Holdings Corp.	76,467 shares	1,502
	Navient Corporation	176,668 shares	2,353
	Navigant Consulting, Inc.	50,132 shares	973
	NCR Corporation	49,717 shares	1,690
	Nelnet, Inc.	25,328 shares	1,388
	NetApp, Inc.	41,009 shares	2,269
	Olin Corporation	19,740 shares	703
	ASGN Incorporated	40,976 shares	2,634
	ON Semiconductor Corporation	106,752 shares	2,235
	Owens-Illinois, Inc.	42,669 shares	946
	Parsley Energy, Inc.	102,917 shares	3,030
	Peapack-Gladstone Financial Corporation	5,689 shares	199
	PolyOne Corporation	7,071 shares	308
	Portland General Electric Company	13,366 shares	609
	PQ Group Holdings Inc.	96,752 shares	1,592
	PRA Group, Inc.	20,184 shares	670
	QEP Resources, Inc.	92,325 shares	884
	Qorvo, Inc.	17,058 shares	1,136
	Radian Group Inc.	95,329 shares	1,965
	Raymond James Financial, Inc.	8,402 shares	750
	Realogy Holdings Corp.	17,024 shares	451
	Reinsurance Group of America, Incorporated	14,747 shares	2,299
	RPX Corporation	87,587 shares	1,177
	RSP Permian, Inc.	45,408 shares	1,847
	Scholastic Corporation	9,228 shares	370
	Schweitzer-Mauduit International, Inc.	49,993 shares	2,268
	Select Medical Holdings Corporation	31,898 shares	563
	Skechers U.S.A., Inc.	74,293 shares	2,811
	SLM Corporation	281,546 shares	3,182
	Standard Motor Products, Inc.	13,700 shares	615
	Starwood Property Trust, Inc.	86,367 shares	1,844
	Steel Dynamics, Inc.	64,302 shares	2,774
	Steven Madden, Ltd.	51,538 shares	2,407
	Stifel Financial Corp.	44,763 shares	2,666
	SunCoke Energy, Inc.	148,116 shares	1,776
	SVB Financial Group	4,808 shares	1,124
	Sykes Enterprises, Incorporated	26,442 shares	832
	SYNNEX Corporation	13,405 shares	1,823
	TEGNA Inc.	29,544 shares	416
	TTEC Holdings, Inc.	62,459 shares	2,514
	Tempur Sealy International, Inc.	9,505 shares	596
	Teradyne, Inc.	26,937 shares	1,128
	Tetra Tech, Inc.	33,338 shares	1,605

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Torchmark Corporation	7,452 shares	676
	Trinseo S.A.	15,744 shares	1,143
	Tutor Perini Corporation	52,430 shares	1,329
	Two Harbors Investment Corp.	136,315 shares	2,217
	Universal Corporation	22,040 shares	1,157
	Validus Holdings, Ltd.	36,701 shares	1,722
	Valvoline Inc.	85,880 shares	2,152
	Walker & Dunlop, Inc.	70,285 shares	3,339
	WESCO International, Inc.	44,076 shares	3,004
	White Mountains Insurance Group, Ltd.	1,752 shares	1,491
	WildHorse Resource Development Corporation	71,056 shares	1,308
	World Fuel Services Corporation	129,722 shares	3,650
	Brown Brothers Harriman Short-Term Investment Fund	6,096,951 shares	6,097

			457,858
	William Blair Small Mid Cap Growth Separate Account—
	Depository Receipts
	NICE Systems Ltd.	18,860 shares	1,733
	Common Stock
	2U, Inc.	48,660 shares	3,139
	ABIOMED, Inc.	17,973 shares	3,368
	Adtalem Global Education Inc.	81,656 shares	3,434
	Affiliated Managers Group, Inc.	13,193 shares	2,708
	Arista Networks, Inc.	10,697 shares	2,520
	Axalta Coating Systems Ltd.	72,480 shares	2,345
	Ball Corporation	108,870 shares	4,121
	Bank of the Ozarks	82,180 shares	3,982
	Booz Allen Hamilton Holding Corporation	110,413 shares	4,210
	BWX Technologies, Inc.	102,273 shares	6,186
	Cable One, Inc.	1,770 shares	1,245
	Cambrex Corporation	58,367 shares	2,802
	Carrizo Oil & Gas, Inc.	35,730 shares	760
	Cboe Global Markets, Inc.	25,019 shares	3,117
	Celanese Corporation	34,476 shares	3,692
	Charles River Laboratories International, Inc.	31,120 shares	3,406
	Coherent, Inc.	8,060 shares	2,275
	Colliers International Group Inc.	24,728 shares	1,492
	Copart, Inc.	161,830 shares	6,989
	CoStar Group, Inc.	19,597 shares	5,819
	CSRA Inc.	66,690 shares	1,995
	DexCom, Inc.	44,130 shares	2,533
	Diamondback Energy, Inc.	22,520 shares	2,843
	Domino’s Pizza, Inc.	26,240 shares	4,958
	East West Bancorp, Inc.	27,270 shares	1,659
	Encore Capital Group, Inc.	57,476 shares	2,420
	Euronet Worldwide, Inc.	31,340 shares	2,641
	Exact Sciences Corporation	39,232 shares	2,061

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	FirstCash, Inc.	43,828 shares	2,956
	FirstService Corporation	31,175 shares	2,180
	Glaukos Corporation	45,893 shares	1,177
	Grand Canyon Education, Inc.	41,550 shares	3,720
	Guidewire Software, Inc.	54,440 shares	4,043
	HEALTHSOUTH CORP	64,045 shares	3,164
	HEICO Corporation (HEI)	40,802 shares	3,225
	Hexcel Corporation	51,470 shares	3,183
	Hilton Grand Vacations Inc.	76,611 shares	3,214
	Horizon Pharma Public Limited Company	211,920 shares	3,094
	IDEXX Laboratories, Inc.	14,230 shares	2,225
	j2 Global, Inc.	27,181 shares	2,039
	Jones Lang LaSalle Incorporated	19,913 shares	2,966
	Ligand Pharmaceuticals Incorporated	29,734 shares	4,071
	Live Nation Entertainment, Inc.	74,860 shares	3,187
	Martin Marietta Materials, Inc.	20,660 shares	4,567
	MAXIMUS, Inc.	51,060 shares	3,655
	MaxLinear, Inc.	92,024 shares	2,431
	National Instruments Corporation	56,529 shares	2,353
	Nu Skin Enterprises, Inc.	19,167 shares	1,308
	OM Asset Management plc	92,380 shares	1,547
	Repligen Corporation	42,174 shares	1,530
	Rogers Corporation	25,150 shares	4,072
	SiteOne Landscape Supply, Inc.	33,150 shares	2,543
	Six Flags Entertainment Corporation	76,429 shares	5,088
	Take-Two Interactive Software, Inc.	31,960 shares	3,509
	Teledyne Technologies Incorporated	17,890 shares	3,241
	The Dun & Bradstreet Corporation	15,493 shares	1,835
	The Michaels Companies, Inc.	138,822 shares	3,358
	The Middleby Corporation	31,560 shares	4,259
	The Toro Company	24,999 shares	1,631
	Tractor Supply Company	34,950 shares	2,613
	TransUnion	64,190 shares	3,528
	Universal Electronics Inc.	39,970 shares	1,889
	Vail Resorts, Inc.	10,100 shares	2,146
	Vanitiv, Inc.	55,760 shares	4,101
	Veeva Systems Inc.	49,040 shares	2,711
	Virtu Financial, Inc	85,133 shares	1,558
	West Pharmaceutical Services, Inc.	23,370 shares	2,306
	WEX Inc.	30,890 shares	4,363
	Yelp Inc.	74,020 shares	3,106

			210,145
	Common/Collective Trust Funds:
	Broad Market Bond I—
	Wells Fargo Core Bond II CIT EF1	22,181,271 shares	235,122
	Loomis Sayles Core Plus Fixed Income Fund D	16,133,218 shares	235,222
*	Fidelity Contrafund Commingled Pool—Class 2	97,298,004 shares	1,554,822
*	Fidelity Growth Company Commingled Pool—Class 2	62,411,462 shares	1,188,314

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
*	Fidelity Low-Priced Stock Commingled Pool—Class 2	42,194,589 shares	605,070
	Vanguard Institutional 500 Index Trust	17,230,200 shares	1,784,360
	Vanguard Institutional Extended Market Index Trust	3,754,940 shares	390,852
	Vanguard Institutional Total Bond Market Index Trust	3,762,399 shares	376,052
	Vanguard Institutional Total International Stock Market Index Trust	1,508,070 shares	154,562
	Vanguard Target Retirement 2015 Trust Select	2,449,968 shares	84,965
	Vanguard Target Retirement 2020 Trust Select	12,390,189 shares	439,976
	Vanguard Target Retirement 2025 Trust Select	13,157,202 shares	474,449
	Vanguard Target Retirement 2030 Trust Select	15,958,061 shares	581,671
	Vanguard Target Retirement 2035 Trust Select	13,292,169 shares	490,082
	Vanguard Target Retirement 2040 Trust Select	11,321,130 shares	421,599
	Vanguard Target Retirement 2045 Trust Select	6,454,380 shares	241,975
	Vanguard Target Retirement 2050 Trust Select	4,226,513 shares	158,367
	Vanguard Target Retirement 2055 Trust Select	2,435,672 shares	91,216
	Vanguard Target Retirement 2060 Trust Select	1,172,321 shares	43,915
	Vanguard Target Retirement 2065 Trust Select	28,967 shares	651
	Vanguard Target Retirement Income Trust Select	3,212,367 shares	108,835

	Total investments, substantially all at fair value**		$15,329,938

*	Notes Receivable from Participants	4.25% - 11.50%, maturing through 2027	$86,132

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2017 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 25, 2018	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources